                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated November 12, 2009; Metalink Reports Q3 2009 Results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: November 12, 2009                                  By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

                        METALINK REPORTS Q3 2009 RESULTS

YAKUM, ISRAEL, November 12, 2009 - Metalink Ltd. (NASDAQ: MTLK), today announced its unaudited financial results for the third quarter ended September 30, 2009.

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2009: Revenues for the third quarter of 2009 were $0.5 million, comprising solely of WLAN sales, compared with revenues of $0.8 million for the comparable period in 2008, the majority of which were legacy DSL sales. Net loss for the third quarter of 2009 was $(4.0)
million, or $(0.16) per share, compared to $(3.0) million, or $(0.13) per share, for the third quarter of 2008. Net loss for the third quarters of 2009 and 2008 includes stock-based compensation expenses of $0.1 million and $0.7 million, respectively.

FINANCIAL EXPENSES: Financial Expenses, net, in the third quarter of 2009 were
$1.2 million, compared to $1.6 million in the second quarter of 2009. The decrease in financial expenses is primarily attributable to a decrease in the non-cash expense attributable to the fair value of the warrants granted under a short term loan (see below), carried at fair value. Said decrease was offset mainly by an increase in the face value of the loan, due to a recent amendment thereto.

FOR THE FIRST 9 MOTNHS OF 2009: Revenues for the first nine months of 2009 were
$4.2 million, compared to $4.1 million for the comparable period in 2008. Net loss for the first nine months of 2009 was $(11.8) million, or $(0.48) per share, compared to a net loss of $(19.5) million, or $(0.83) per share, for the comparable period in 2008.

CASH STATUS: Metalink's net cash and cash equivalents as of September 30, 2009 were $3.8 million.

SHORT TERM LOAN: During the third quarter, the Company's short-term secured loan agreement from an institutional investor was amended to extend the maturity date of the loan by six months to March 9, 2010. In accordance with the revised terms, Metalink repaid the lender $2 million of the outstanding $5.75 million due. Additional details regarding the amendment to the loan agreement, including a copy of the amendment, are included in the Company's Report on Form 6-K that was filed on September 8, 2009 with the Securities and Exchange Commission
(SEC).

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a fabless semiconductor Company engaged in the research, development and sale of high-throughput wireless local area network
(WLAN) chipsets, and in the sale of high performance broadband access chip sets or digital subscriber line (DSL) used by telecommunications and networking equipment manufacturers.

Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency; our inability to regain compliance with NASDAQ'S requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                            SEPTEMBER 30,     DECEMBER 31,
                                                                             ----------       ----------
                                                                               2 0 0 9         2 0 0 8
                                                                             ----------       ----------
                                                                            (UNAUDITED)
                                                                             ----------
                                                                                   (IN THOUSANDS)
                                                                             ---------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                  $    3,767       $    5,166
  Short-term investments                                                              -              677
  Trade accounts receivable                                                         273            2,515
  Other receivables                                                                 629            1,529
  Prepaid expenses                                                                  180              209
  Deferred charges                                                                    -              242
  Inventories                                                                     1,345            2,508
                                                                             ----------       ----------
       Total current assets                                                       6,194           12,846
                                                                             ----------       ----------

SEVERANCE PAY FUND                                                                1,269            1,195
                                                                             ----------       ----------

PROPERTY AND EQUIPMENT, NET                                                       2,381            3,338
                                                                             ==========       ==========

        Total assets                                                         $    9,844       $   17,379
                                                                             ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
  Trade accounts payable                                                     $      545       $      739
  Other payables and accrued expenses                                             4,235            3,257
  Short term loan                                                                 4,334            2,101
  Warrants to issue shares                                                          399              196
                                                                             ----------       ----------
        Total current liabilities                                                 9,513            6,293
                                                                             ----------       ----------

ACCRUED SEVERANCE PAY                                                             1,884            2,098
                                                                             ----------       ----------

SHAREHOLDERS' EQUITY (DEFICIENCY)
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 26,637,232 and 24,752,232 shares as of
    September 30, 2009 and December 31, 2008, respectively)                         759              711
  Additional paid-in capital                                                    157,620          156,500
  Accumulated other comprehensive loss                                                -             (124)
  Accumulated deficit                                                          (150,047)        (138,214)
                                                                             ----------       ----------
                                                                                  8,332           18,873
                                                                             ----------       ----------

  Treasury stock, at cost; 898,500 as of
     September 30, 2009 and December 31, 2008                                    (9,885)          (9,885)
                                                                             ----------       ----------

       Total shareholders' equity (deficiency)                                   (1,553)           8,988
                                                                             ==========       ==========

       Total liabilities and shareholders' equity (deficiency)               $    9,844       $   17,379
                                                                             ==========       ==========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,                         SEPTEMBER 30,
                                             -------------------------------       -------------------------------
                                               2 0 0 9            2 0 0 8            2 0 0 9            2 0 0 8
                                             ------------       ------------       ------------       ------------
                                                        (UNAUDITED)                         (UNAUDITED)
                                             -------------------------------       -------------------------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                     $        529       $        811       $      4,245       $      4,144
Cost of revenues:
Costs and expenses                                    606                304              2,371              1,708
Royalties to the Government of Israel                  19                 27                134                132
                                             ------------       ------------       ------------       ------------
Total cost of revenues                                625                331              2,505              1,840
                                             ============       ============       ============       ============

GROSS PROFIT (LOSS)                                   (96)               480              1,740              2,304
                                             ------------       ------------       ------------       ------------

Operating expenses:
Gross research and development                      2,350              4,329              8,135             19,384
Less - Royalty bearing and other grants               420              1,591              1,291              2,527
                                             ------------       ------------       ------------       ------------
Research and development, net                       1,930              2,738              6,844             16,857
                                             ------------       ------------       ------------       ------------

Selling and marketing                                 285                976              1,083              4,086
General and administrative                            433                615              1,912              2,058
                                             ------------       ------------       ------------       ------------
Total operating expenses                            2,648              4,329              9,839             23,001
                                             ============       ============       ============       ============

OPERATING LOSS                                     (2,744)            (3,849)            (8,099)           (20,697)

Financial income (expenses), net                   (1,221)               813             (3,734)             1,231
                                             ------------       ------------       ------------       ------------

NET LOSS                                     $     (3,965)      $     (3,036)      $    (11,833)      $    (19,466)
                                             ============       ============       ============       ============

Loss per ordinary share:
Basic                                        $      (0.16)      $      (0.13)      $      (0.48)      $      (0.83)
                                             ============       ============       ============       ============

Diluted                                      $      (0.16)      $      (0.13)      $      (0.48)      $      (0.83)
                                             ============       ============       ============       ============

Shares used in computing loss per
ordinary share:
Basic                                          25,531,732         23,490,732         24,529,362         23,489,497
                                             ============       ============       ============       ============

Diluted                                        25,531,732         23,490,732         24,529,362         23,489,497
                                             ============       ============       ============       ============